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             Pursuant to Rule 425 under the Securities Act of 1933

                  Subject Company: Whitney Holding Corporation
                         Commission File No. 000-01026

      Joint Press Release of Whitney Holding Corporation and American Bank

                                 [WHITNEY LOGO]

                           WHITNEY HOLDING CORPORATION

                             228 ST. CHARLES AVENUE

                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.                          FOR IMMEDIATE RELEASE
         504/552-4591                                      September 20, 2000

                   WHITNEY TO EXPAND IN HOUSTON, TEXAS MARKET
                            WITH AMERICAN BANK MERGER

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) announced today that it has entered into a definitive agreement to acquire American Bank in Houston, Texas. American Bank has approximately $280 million in total assets in six locations in Harris County, principally in downtown Houston, and one location in Fort Bend County. Whitney entered the robust Houston market with the acquisition of Bank of Houston in February 2000. Bank of Houston will be merged into Whitney National Bank, the principal subsidiary of Whitney Holding Corporation, in October. American Bank is also expected to be merged into Whitney National Bank after its acquisition by Whitney Holding Corporation.

         The acquisition is structured as a tax-free exchange of American Bank common stock for 1,815,000 shares of Whitney Holding Corporation common stock and is subject to certain conditions, including completion of customary due diligence and approval by appropriate regulatory agencies and American Bank shareholders. The acquisition is expected to close in the first quarter of 2001.

         David R. Wilson, Chairman and Chief Executive Officer of American Bank, said, "We are pleased that American Bank will become an integral part of Whitney's focused growth in the Houston market. We have similar cultures and business philosophies, which stress personal banking relationships. American Bank's merger with Whitney will serve both its customers and employees well."

         William L. Marks, Chairman and Chief Executive Officer of Whitney said, "American Bank brings significant customer relationships, talented relationship managers and a number of strategic locations to our efforts to expand in the vibrant Houston market. We are pleased to have such a high-performing organization join us in our plan to become among the mid-tier of banks in the Houston market. The acquisition of American Bank will more than double Whitney's deposit market share in Houston."

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         On August  8,  2000,  Whitney  announced  the  pending  acquisition  of
Prattville Financial Services Corporation and its principal subsidiary, Bank of Prattville, Alabama. On September 5, 2000, Whitney announced the pending acquisition of First National Bank of Gonzales, Louisiana. Both acquisitions await appropriate regulatory and other approvals and are expected to close in the fourth quarter of 2000.

         Whitney Holding Corporation, through its banking subsidiaries Whitney National Bank and Bank of Houston, has 118 banking locations in the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; and into the panhandle of Florida.

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     In  connection  with the proposed  acquisition  of American  Bank,  Whitney intends to file a registration statement, including the related prospectus, with the Securities and Exchange Commission. WHITNEY URGES INVESTORS AND AMERICAN BANK SHAREHOLDERS TO READ THESE DISCLOSURE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of these documents (after they are filed) and other documents filed by Whitney with the Commission can be obtained at the Commission's web site at www.sec.gov. Shareholders of American Bank and other investors can request a free copy of the prospectus and registration statement (after they are filed) and any other relevant documents filed or to be filed (after they are filed) by Whitney, by writing to Whitney Holding Corporation, 228 St. Charles Avenue, New Orleans, Louisiana, 70130,
Attention: Corporate Secretary.

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To the  extent  that  this  press  release  contains  statements  that  are  not historical facts, they should be considered forward-looking statements.  Various
important   factors  that  might  cause  future  results  to  differ  from  such forward-looking statements are described in more detail in Whitney's filings with the Securities and Exchange Commission.

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